2320 NW 66th Court Gainesville, FL 32653 352-377-1140 fax 352-378-2617

November 30, 2010

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 6010

Washington, DC 20549

Attention:	Brian Cascio Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F. Street, N.E., Mail Stop 6010 Washington, D.C. 20549

RE:	Exactech, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 10, 2010 Form 10-Q for the fiscal quarter ended June 30, 2010 Commission File No. 000-28240

Ladies and Gentlemen:

Set forth below is the response of Exactech, Inc., a Florida corporation (the “Company” or “Exactech”), to the Staff’s comments provided in the letter dated November 16, 2010 (the “Comment Letter”) with respect to the Form 10-K for Exactech’s year ended December 31, 2009 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2010 (the “Form 10-Q”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K and Form 10-Q. Responses to these comments are set forth in this letter. In responding to the Staff’s comments contained in the Comment Letter, we have, for convenience, referred to the heading and number used in the Comment Letter.

Form 10-Q for the fiscal quarter ended June 30, 2010

Condensed Consolidated Financial Statements

Note 6. Inventories. page 9

1.	We note your response to prior comment 2 that “due to the slow moving nature of the inventory, the Company establishes a reserve for the costs that may not be recoverable in the future.” In this regard, we understand that you do not consider the inventory “obsolete” but rather “slow-moving” and therefore under your policy, you may subsequently record a recovery of the inventory allowance.

•	Please tell us how recording a “reserve” for slow moving inventory costs is in compliance with SAB Topic 5-BB and FASB ASC 330-10-35-14. Under that guidance, inventory should be recorded at cost and impairment charges establish a new cost basis for impaired inventory that cannot be marked up based on changes in underlying facts and circumstances.

•

Please also tell us how recording a reserve against inventory that may be subsequently reversed complies with FASB ASC 330-10-35-1 which states that where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost,

Securities and Exchange Commission

November 30, 2010

whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss of the current period.

Response:

The Company supplementally advises the Staff, that, in compliance with SAB Topic 5BB and FASB ASC 330-10-35-14, the Company records inventory at cost and does not mark up any impaired inventory. Additionally, in compliance with FASB ASC 330-10-35-1, the Company records an impairment, to inventory for obsolete and slow moving inventory, which reduces the cost basis of this inventory. Any reduction to this impairment is due to the subsequent sale, or sales pattern of this impaired or slow moving inventory. In future filings the Company will provide additional clarification on the disclosure regarding our impaired inventory. The following is an example of proposed future disclosure:

Notes to the Financial Statements, Inventory

Inventories are valued at the lower of cost or market and include implants consigned to customers and agents. We also provide significant loaned implant inventory to non-distributor customers. The consigned or loaned inventory remains our inventory until we are notified of the implantation. We are also required to maintain substantial levels of inventory as it is necessary to maintain all sizes of each component to fill customer orders. The size of the component to be used for a specific patient is typically not known with certainty until the time of surgery. Due to this uncertainty, a minimum of one of each size of each component in the system to be used must be available to each sales representative at the time of surgery. As a result of the need to maintain substantial levels of inventory, we are subject to the risk of inventory obsolescence. In the event that a substantial portion of our inventory becomes obsolete, it would have a material adverse effect on the company. Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. For slow moving inventory, this analysis compares the quantity of inventory on hand to the projected sales of such inventory items. As a result of this analysis, we record an estimated charge for slow moving inventory in the form of an inventory impairment that increases cost of goods sold and decreases gross profit. In circumstances, when the obsolete or slow moving inventory subsequently experiences increased sales and inventory that was previously impaired is sold, cost of goods sold is decreased and gross profit is increased. Charges for the three and nine months ended September 30, 2010 were $686,000 and $665,000, respectively. Charges for the three and nine months ended September 30, 2009 were $582,000 and $847,000, respectively. We also test our inventory levels for the amount of inventory that would be sold within one year. At certain times, as we stock new subsidiaries, add consignment locations, and launch new products, the level of inventory can exceed the forecasted level of cost of goods sold for the next twelve months. As of September 30, 2010, we determined that $6.2 million of inventory should be classified as non-current. As of December 31, 2009, we had no inventory classified as non-current.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips

Joel C. Phillips

Chief Financial Officer

Cc:	Kristin Lochhead Joseph McCann Tim Buchmiller